As filed with the Securities and Exchange Commission on October 27, 2014
Securities Act File No. 333-196229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1

HIMCO Variable Insurance Trust

(Exact Name of Registrant as Specified in Charter)

One Hartford Plaza

Hartford, Connecticut 06155

(Address of Principal Executive Offices) (Zip Code)

(860) 297-6700
(Registrant’s Area Code and Telephone Number)

Brenda J. Page

Hartford Investment Management Company
One Hartford Plaza

Hartford, Connecticut 06155

(Name and Address of Agent for Service)

With copies to:

John V. O’Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor
100 Oliver Street
Boston, Massachusetts 02110-2605

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

1.                                      Facing Sheet of the Registration Statement.

2.                                      Part C to the Registration Statement (including signature page)

3.                                      Exhibit 12 to Item 16 of the Registration Statement

This Post-Effective Amendment is being filed solely to file the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12) to Item 16 of this Registration Statement on Form N-14 (the “Registration Statement”).

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on July 2, 2014 (as supplemented July 10, 2014 and July 31, 2014), SEC accession number 0001104659-14-049989.  The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on July 2, 2014, SEC accession number 0001104659-14-049989.

PART C

OTHER INFORMATION

Item 15.                                                  Indemnification

Article IX (and Sections 9.5 and 9.6 thereof) of HIMCO Variable Insurance Trust’s Agreement and Declaration of Trust state as follows:

Section 9.5.                                 Indemnification and Advancement of Expenses.  Subject to the exceptions and limitations contained in this Section 9.5., every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust or the applicable Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5. shall be advanced by the Trust or the applicable Series prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.

To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

As used in this Section 9.5., the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

Section 9.6.                                 Further Indemnification.  Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other Person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other Person.  Without limiting the foregoing, the Trust may, in connection with the acquisition of assets subject to liabilities pursuant to Section 4.2. hereof or a merger or consolidation pursuant to Section 10.2. hereof, assume the obligation to indemnify any Person including a Covered person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX.

The full Agreement and Declaration of Trust is incorporated by reference to Exhibit 1.

Item 16.                                                  Exhibits

1.                                              Amended and Restated Agreement and Declaration of Trust (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

2.                                              Amended and Restated By-Laws (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

3.                                              Not applicable

4.                                              Form of Agreement and Plan of Reorganization (incorporated by reference from Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed July 2, 2014)

5.                                              Not applicable

6.                                              Form of Investment Management Agreement with Hartford Investment Management Company (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

7.                                              Form of Underwriting Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

8.                                              Not applicable

9.                                              Master Custodian Contract with State Street Bank and Trust Company (incorporated by reference from Post-Effective Amendment #2 to Registrant’s Registration Statement on Form N-1A, SEC File No. 333-194995, filed September 26, 2014)

10.(i)                                    Form of Rule 12b-1 Distribution Plan (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

10.(ii)                                 Form of Multiple Class Plan Pursuant to Rule 18f-3 (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

11.                                               Opinion and Consent of Counsel as to legality of the securities being registered (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

12.                                               Opinion and Consent of Dechert LLP as to tax matters (filed herewith)

13.(i)            Transfer Agency and Service Agreement (incorporated by reference from Post-Effective Amendment #2 to Registrant’s Registration Statement on Form N-1A, SEC File No. 333-194995, filed September 26, 2014)

13.(ii)           Form of Expense Limitation Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

14.                                               Consent of Independent Registered Public Accounting Firm (incorporated by reference from Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed July 2, 2014)

15.                                               Not Applicable

16.                                               Power of Attorney dated April 30, 2014 (incorporated by reference from Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed May 23, 2014)

17.(i)            Form of Proxy Card (incorporated by reference from Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed July 2, 2014)

17.(ii)           Form of Voting Instruction Card (incorporated by reference from Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-14, SEC File No. 333-196229, filed July 2, 2014)

Item 17.                                                  Undertakings

1.                                      The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.                                      The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 27th day of October 2014.

HIMCO VARIABLE INSURANCE TRUST

By:	/s/ Matthew Poznar
Matthew Poznar
Its: President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Matthew Poznar	President (Chief Executive Officer)	October 27, 2014
Matthew Poznar

/s/ Peter Sannizzaro	Treasurer (Chief Financial Officer)	October 27, 2014
Peter Sannizzaro

*	Trustee
Paul Braverman		October 27, 2014

*	Trustee
Brion Johnson		October 27, 2014

*	Trustee
Mark Osterheld		October 27, 2014

*	Trustee
Hugh Whelan		October 27, 2014

*	Trustee
Vanessa Wilson		October 27, 2014

/s/ Brenda J. Page
* By Brenda J. Page Attorney-in-fact		October 27, 2014

* Pursuant to Power of Attorney dated April 30, 2014

EXHIBIT INDEX

Exhibit No.

12.	Opinion and Consent of Dechert LLP as to tax matters (filed herewith)